Exhibit 99.1

HIGHLIGHTS

I am pleased that TORM in the third quarter of 2020 and for the fourth consecutive quarter has achieved a positive result. A result that has been achieved in an oil and product tanker market that is impacted by imbalances in demand and supply and also by a large stock draw,” says Executive Director Jacob Meldgaard and adds: “I am comfortable that TORM’s superior operational platform and healthy financial metrics have positioned TORM to navigate an uncertain market for product tankers, where the key indicators for the future development will be the timing of the rebound in oil demand and the resulting normalization of the oil market.”

RESULT
In the third quarter of 2020, TORM achieved TCE rates of USD/day 16,762 (2019, same period: USD/day 13,392) and an EBITDA[1] of USD 43.4m (2019, same period: USD 32.0m). EBITDA has been negatively impacted by a non-recurring IAS standard provision of USD 8m related to cargo claims. The profit before tax amounted to USD 1.0m (2019, same period: USD -8.5m), and earnings per share (EPS) was USD 0.01 or DKK 0.05 (2019, same period: USD -0.12 or DKK -0.82). Cash flow from operating activities was positive at USD 52.5m in the third quarter of 2020 (2019, same period: USD 32.9m), and Return on Invested Capital[2] (RoIC) was 2.7% (2019, same period: 0.4%).

MARKET CONDITIONS
During the third quarter of 2020, freight rates declined from the historically high levels in the second quarter, albeit remaining at stronger levels than in the third quarter of 2019. The quarter has been negatively impacted by a significant stock draw. As a result, floating storage has been normalized while shore-based storages have started to normalize. In key trading hubs, the stocks have decreased from 17% above the five-year average seasonal level in June to 7% at the start of the fourth quarter. The stock draw has been positively impacted by an increase in oil demand of 9.4 mb/d compared to the second quarter, albeit still lower than in the comparable period last year. As a result of a historically low relative supply of vessels west of Suez, the western market has been significantly stronger than the market east of Suez. The current uncertainties in the product tanker market continue to be driven by the speed towards normalization of the demand and supply situation in the oil market.

OPERATIONAL UPDATE
During the COVID-19 pandemic, TORM has fully maintained its excellent operations thanks to the One TORM platform, but especially due to extraordinary and very professional efforts from our crew members. While crew changes remain an issue due to travel bans and quarantine in several countries around the world, TORM has since the second half of June reduced the percentage of crew with overdue employment from approx. 40% to a current level of 6% of the total crew on board TORM’s vessels. TORM is very satisfied with this development and maintains the safety and welfare of our seafarers as a key focus area – especially during the COVID-19 pandemic.

1 See Glossary on pages 25-29 for a definition of EBITDA.
2 See Glossary on pages 25-29 for a definition of RoIC.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	1

HIGHLIGHTS

VESSEL TRANSACTIONS
During the third quarter of 2020, TORM has sold and delivered two MR vessels: TORM Gerd (built in 2002) and TORM Caroline (built in 2002). In addition, TORM delivered three already sold vessels to the new owners. One vessel was delivered to the new owners in the fourth quarter. After the quarter ended, TORM has agreed to buy two 2010-built deepwell MR vessels for a total consideration of USD 32.6m with expected delivery between November 2020 and February 2021. The vessels are built at the Korean yard Hyundai Mipo. TORM is in advanced discussions for financing of the vessels.

LIQUIDITY
As of 30 September 2020, TORM’s available liquidity was USD 288.7m consisting of USD 156.5m in cash and cash equivalents, USD 45.0m in undrawn credit facilities,  USD 76.0m of sale and leaseback financing and USD 11.2m of financing related to the installation of scrubber and ballast water treatment systems. Cash and cash equivalents include USD 28.8m in restricted cash, primarily related to collateral for financial instruments. As of 30 September 2020, net interest-bearing debt[3] amounted to USD 713.1m, and TORM's net loan-to-value (LTV)[4] ratio was 49%. TORM’s strong financial position will, in a challenging market environment, support the Company to navigate potential challenges and seize attractive opportunities.

VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,620.9m as of 30 September 2020. Compared to broker valuations as of 30 June 2020, the market value of the fleet decreased by USD 68.8m when adjusted for sold vessels. The book value of TORM’s fleet was USD 1,743.7m as of 30 September 2020 excluding outstanding installments on the two LR2 newbuildings of USD 85.9m. The outstanding installments include payment for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 8.5m for retrofit scrubber installations.

NET ASSET VALUE
Based on broker valuations as of 30 September 2020, TORM’s Net Asset Value (NAV5) excluding charter commitments was estimated at USD 867.3m corresponding to a NAV/share[6] of USD 11.7 (DKK 74.2). TORM’s book equity amounted to USD 1,051.6m as of 30 September 2020 corresponding to a book equity/share[7] of USD 14.1 (DKK 90.0).

3 See Glossary on pages 25-29 for a definition of net interest-bearing debt.
4 See Glossary on pages 25-29 for a definition of loan-to-value.
5 See Glossary on pages 25-29 for a definition of NAV.
6 See Glossary on pages 25-29 for a definition of NAV/share.
7 See Glossary on pages 25-29 for a definition of Book equity/share.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	2

HIGHLIGHTS

SCRUBBER UPDATE
TORM expects to install 50 scrubbers in total, and as of 30 September 2020 TORM had installed 43 scrubbers. One scrubber has been installed during the fourth quarter to date, and the remaining six are expected to be installed during the remainder of 2020 and 2021, including two on the LR2 newbuildings.

FINANCING UPDATE
After the quarter ended, TORM has refinanced its existing facility with Danish Ship Finance with a new facility of USD 150m in senior secured debt covering eight vessels. The refinancing will postpone the debt maturity related to these vessels until 2027, thereby providing the Company with additional financial flexibility and USD 12m in liquidity. TORM and Danish Ship Finance have committed to include a CO2 emission-linked pricing mechanism. The adjustment in pricing is linked to the reductions in CO2 emissions year on year, so that it aligns with the International Maritime Organization’s 40% industry reduction target in greenhouse gas emissions by 2030. The key performance indicator and the decarbonization target are consistent with the Poseidon Principles, the global framework by which a number of leading financial institutions assess the climate alignment of their ship finance portfolios. The agreement will be TORM’s first loan agreement that includes a CO2 emission-linked price adjustment mechanism.

CORPORATE EVENTS
TORM currently operates with UK as home member state in relation to EU’s Prospectus Regulation and Transparency Directive. Following the termination of the Brexit transition period ending 31 December 2020, TORM will change home member state to Denmark which implies that the regulating authority will change from the UK FCA to the Danish FSA with respect to items such as major shareholder notifications and prospect approvals.

COVERAGE
As of 30 September 2020, 34% of the remaining total earning days in 2020 were covered at an average rate of USD/day 17,379. As of 9 November 2020, the coverage for the fourth quarter of 2020 was 66% at USD/day 13,274. For the individual segments, the coverage was 88% at USD/day 19,025 for LR2, 61% at USD/day 11,948 for LR1, 63% at USD/day 11,962 for MR and 35% at USD/day 11,663 for Handysize.

On behalf of TORM plc

Christopher H. Boehringer, Chairman of the Board of Directors 11 November 2020

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	3

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	4

KEY FIGURES

USDm	Q3 2020	Q3 2019	Q1-Q3 2020	Q1-Q3 2019	FY 2019

INCOME STATEMENT
Revenue	163.7	146.7	642.2	499.4	692.6
Time charter equivalent earnings (TCE) ¹⁾	109.9	84.4	442.5	299.3	424.9
Gross profit ¹⁾	62.8	42.7	309.1	171.6	251.9
EBITDA ¹⁾	43.4	32.0	263.9	134.0	202.0
Operating profit/(loss) (EBIT)	12.4	2.1	167.6	48.4	205.9
Financial items	-11.4	-10.6	-38.4	-28.3	-39.1
Profit/(loss) before tax	1.0	-8.5	129.2	20.1	166.8
Net profit/(loss) for the year/period	0.6	-9.0	128.1	19.4	166.0
Net profit/(loss) for the year/period excluding reversal of impairment charges	0.6	-9.0	128.1	19.4	46.0

BALANCE SHEET
Non-current assets	1,763.3	1,603.9	1,763.3	1,603.9	1,788.0
Total assets	2,047.3	1,834.0	2,047.3	1,834.0	2,003.9
Equity	1,051.6	851.8	1,051.6	851.8	1,007.7
Total liabilities	995.7	982.2	995.7	982.2	996.2
Invested capital ¹⁾	1,753.2	1,578.0	1,753.2	1,578.0	1,786.0
Net interest-bearing debt ¹⁾	713.1	732.5	713.1	732.5	786.3
Cash and cash equivalents	156.5	120.8	156.5	120.8	72.5

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 25-29.

	Q3 2020	Q3 2019	Q1-Q3 2020	Q1-Q3 2019	FY 2019

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
TCE	67.1%	57.5%	68.9%	59.9%	61.3%
Gross profit	38.4%	29.1%	48.1%	34.4%	36.4%
EBITDA	26.5%	21.8%	41.1%	26.8%	29.2%
Operating profit/(loss)	7.6%	1.4%	26.1%	9.7%	29.7%
Return on Equity (RoE)	0.2%	-4.2%	16.6%	3.0%	17.9%
Return on Invested Capital (RoIC)	2.7%	0.4%	12.5%	4.2%	12.6%
Equity ratio	51.4%	46.4%	51.4%	46.4%	50.3%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	0.01	-0.12	1.72	0.26	2.24
Diluted earnings/(loss) per share	0.01	-0.12	1.72	0.26	2.24
Dividend per share	-	-	0.85	-	0.10
Net Asset Value per share (NAV/share) ²⁾	11.7	12.0	11.7	12.0	13.6
Stock price in DKK, end of period ³⁾	43.0	58.0	43.0	58.0	74.5
Number of shares end of period (million) ⁴⁾	74.3	73.9	74.3	73.9	74.4
Number of shares weighted average (million) ⁴⁾	74.3	73.9	74.4	73.9	74.0

¹⁾ For definition of the calculated key figures, please refer to the Glossary on pages 25-29.
²⁾ Based on broker valuations, excluding charter commitments.
³⁾ Stock price on Nasdaq in Copenhagen.
⁴⁾ Excluding treasury shares.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	5

THE PRODUCT TANKER MARKET

In the third quarter of 2020, freight rates declined from the historically high levels in the second quarter, albeit remaining at stronger levels than in the third quarter of 2019.

Freight rates experienced the largest regional spreads in a historical comparison in the third quarter, with rates across segments at significant premiums in the West relative to eastern regions. Rates in the West benefitted from a generally low supply side, with a net of 13% of the MR fleet west of Suez having migrated to east of Suez in the second quarter, leaving especially the USG with a multi-year low supply. With this, the MR fleet east of Suez was larger than the fleet in the West for the first time in history, negatively affecting east of Suez freight rates throughout the quarter. On the demand side, rates in the West benefitted from a market improvement in USG exports compared to the very weak second quarter exports, supported by improving demand and refinery outages in Latin America.

The third quarter saw continued improvements in the underlying oil demand, although the pace of improvement slowed as the increase in the number of COVID-19 cases led to renewed mobility restrictions in several countries.  Compared to the second quarter, demand increased by 9.4 mb/d, although remaining 8 mb/d lower year on year. At a product level, demand for light distillates has fared best, with naphtha demand being supported by the strength in the petrochemical sector. Gasoline demand was supported by the summer driving season as well as a reluctance to use public transport. The middle distillate segment has fared worse, with jet fuel demand remaining almost 50% lower year on year. However, diesel demand has been supported by rebounding economic activity.

While the second quarter was characterized by a significant oversupply of refined products, with associated buildup of inventories, the third quarter saw historically weak refinery margins which kept refinery output below end user demand. With that, inventories have started to draw, commencing with offshore inventories. The share of the product tanker fleet tied up in floating storage that peaked at 14% in May has fallen to 5% by the end of the third quarter. Similarly, onshore inventories started to draw with especially gasoline seeing stock levels returning to normalized levels. With still very weak jet fuel demand, refiners globally have continued to put jet fuel molecules into the diesel pool, which has kept diesel stocks at elevated levels. At the start of the fourth quarter, combined clean product stockpiles in the US, Amsterdam-Rotterdam-Antwerp area and Singapore stood at 7% above the 5-year average seasonal level, down from the peak of 17% in early June.

Despite OPEC’s crude production cuts being partially released in the third quarter, crude tanker freight rates have fallen to below USD/day 20,000. This has led to an increase of newbuilt crude carriers cannibalizing on CPP trade flows from North Asia into the Atlantic, which has incentivized some LR2s trading in dirty markets to clean up in recent months.

During the fourth quarter to date, product tanker freight rates have remained at relatively low levels. Rates in the West have been negatively affected by slower exports out of the US Gulf Coast, and the markets east of Suez have remained negatively affected by a general oversupply of tonnage. The global product tanker fleet (above 25,000 dwt) grew by 0.7% in the third quarter of 2020 (source: TORM).

TORM’s product tanker fleet realized average TCE earnings of USD/day 16,762 (25% up year on year), during the quarter

•	LR2 fleet at USD/day 23,854 (64% up year on year)
•	LR1 fleet at USD/day 20,629 (44% up year on year)
•	MR fleet at USD/day 15,077 (15% up year on year)
•	Handysize fleet at USD/day 7,628 (38% down year on year)

Outlook
•	As of 30 September 2020, TORM had covered 34% of the remaining earning days in 2020 at USD/day 17,379
•	As of 9 November 2020, the coverage for the fourth quarter of 2020 was 66% at USD/day 13,274
•	As 4,241 earning days in 2020 are unfixed as of 30 September 2020, a change in freight rates of USD/day 1,000 will impact the full-year profit before tax by USD 4.2m
Coverage data and operational data per vessel type are shown in the tables on the following two pages.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	6

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 30 SEPTEMBER 2020

	2020	2021	2022
Owned days
LR2	885	3,553	3,580
LR1	824	3,237	3,177
MR	3,797	15,457	15,470
Handysize	158	726	726
Total	5,665	22,973	22,954

Chartered-in and leaseback days at fixed rate
LR2	-	156	726
LR1	-	-	-
MR	715	2,904	2,904
Handysize	-	-	-
Total	715	3,060	3,630

Total physical days
LR2	885	3,710	4,306
LR1	824	3,237	3,177
MR	4,512	18,361	18,374
Handysize	158	726	726
Total	6,380	26,034	26,584

Fair value of freight rate contracts that are mark-to-market in the income statement:
- Contracts not included above: USD -0.6m
- Contracts included above: USD 3.5m

	2020	2021	2022
Covered, %
LR2	81%	39%	3%
LR1	44%	16%	0%
MR	23%	4%	0%
Handysize	7%	0%	0%
Total	34%	10%	1%

Covered days
LR2	719	1,450	136
LR1	364	522	-
MR	1,046	750	-
Handysize	11	-	-
Total	2,139	2,723	136

Coverage rates, USD/day
LR2	19,611	16,877	16,779
LR1	17,301	14,180	-
MR	16,009	19,219	-
Handysize	3,757	-	-
Total	17,379	17,006	16,779

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	7

EARNINGS DATA
USDm	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Change Q3 19 – Q3 20	12-month avg.

LR2 vessels
Available earning days	1,038	1,046	1,019	1,002	901	-13%
Spot rates ¹⁾	15,280	29,878	31,013	37,677	21,495	41%	30,737
TCE per earning day ²⁾	14,529	24,032	29,108	32,732	23,854	64%	27,493
Operating days	1,104	1,104	1,092	1,092	984	-11%
Operating expenses per operating day ³⁾	5,989	6,632	6,273	6,864	7,756	30%	6,859
LR1 vessels
Available earning days	487	487	779	812	811	66%
Spot rates ¹⁾	14,120	23,895	25,421	30,116	20,703	47%	25,240
TCE per earning day ²⁾	14,292	21,769	24,329	31,655	20,629	44%	24,918
Operating days	644	644	812	819	828	29%
Operating expenses per operating day ³⁾	6,537	6,716	6,343	5,787	6,530	0%	6,324
MR vessels
Available earning days	4,391	4,664	4,703	4,791	4,663	6%
Spot rates ¹⁾	13,603	18,424	22,974	23,297	15,259	12%	19,910
TCE per earning day ²⁾	13,125	18,111	22,461	23,012	15,077	15%	19,694
Operating days	4,671	4,995	4,992	5,069	4,987	7%
Operating expenses per operating day ³⁾	6,048	6,333	5,992	5,910	6,595	9%	6,206
Handy vessels
Available earning days	390	327	182	182	183	-53%
Spot rates ¹⁾	11,697	16,137	19,535	15,872	7,193	-39%	14,918
TCE per earning day ²⁾	12,251	16,140	20,649	15,270	7,628	-38%	15,119
Operating days	421	364	190	182	184	-56%
Operating expenses per operating day ³⁾	6,340	5,381	6,518	5,097	6,186	-2%	5,721
Tanker segment
Available earning days	6,306	6,524	6,684	6,787	6,558	4%
Spot rates ¹⁾	13,735	20,156	24,116	25,528	16,220	18%	21,505
TCE per earning day ²⁾	13,392	19,234	23,643	25,274	16,762	25%	21,277
Operating days	6,840	7,107	7,086	7,162	6,983	2%
Operating expenses per operating day ³⁾	6,103	6,365	6,089	6,021	6,740	10%	6,302
¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
³⁾ Operating expenses are related to owned vessels and vessels on bareboat charter-in.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	8

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT
The table shows TORM’s operating fleet. In addition to 64 owned product tankers on the water, TORM had nine vessels under sale and leaseback arrangements as of 30 September 2020.

As of 30 September 2020, TORM had two LR2 newbuildings on order. The LR2 vessels are expected to be delivered in the fourth quarter of 2021. During the third quarter of 2020, TORM sold two older vessels. During the third quarter and so far in the fourth quarter, TORM has delivered a total of six older vessels to new owners.

After the quarter ended, TORM has agreed to buy two MR vessels with expected delivery between November 2020 and February 2021.

	Q2 2020	Changes	Q3 2020	Changes	2020	Changes	2021
Owned vessels
LR2	11	-1	10	-	10	-	10
LR1	9	-	9	-	9	-	9
MR	46	-3	43	1	44	1	45
Handysize	2	-	2	-	2	-	2
Total	68	-4	64	1	65	1	66

Chartered-in and leaseback vessels
LR2	1	-1	-	-	-	2	2
LR1	-	-	-	-	-	-	-
MR	9	-	9	-1	8	-	8
Handysize	-	-	-	-	-	-	-
Total	10	-1	9	-1	8	2	10

Total fleet	78	-5	73	-	73	3	76

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	9

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the nine months ended 30 September 2020 was USD 309.1m (2019, same period: USD 171.6m). The increase compared to the same period in 2019 was due to higher freight rates. The average TCE rate for the nine months ended 30 September 2020 was USD/day 21,942 (2019, same period: USD/day 15,605). Available earning days were 20,029 (2019, same period: 21,942).
Administrative expenses for the nine months ended 30 September 2020 were USD 37.7m (2019, same period: USD 35.0m).
Other operating income and expenses for the nine months ended 30 September 2020 were USD -8.3m (2019, same period: USD -2.8m). The decrease is mainly due to a non-recurring provision of USD 8m related to cargo claims.
The result before interest, tax and depreciation (EBITDA) for the nine months ended 30 September 2020 was a profit of USD 263.9m (2019, same period: USD 134.0m).

Depreciation for the nine months ended 30 September 2020 was USD 91.5m (2019, same period: USD 80.9m). The increase in depreciation was mainly due to the reversal of impairment made on vessels in the fourth quarter of 2019.

The primary operating result (EBIT) for the nine months ended 30 September 2020 was a profit of USD 167.6m (2019, same period: USD 48.4m). The increase was mainly due to higher freight rates.
Financial expenses for the nine months ended 30 September 2020 were USD 38.9m (2019, same period: USD 30.6m). The increase was driven by a higher level of debt due to the execution of a major part of TORM’s newbuilding program during 2019 and Q1 2020 as well as accelerated amortization of costs relating to debt paid during the refinancing and USD 2.9m in connection with repayment of lease liabilities.

The result after tax for the nine months ended 30 September 2020 was a profit of USD 128.1m (2019, same period: USD 19.4m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the nine months ended 30 September 2020 was USD -14.1m (2019, same period: USD -16.2m). The increase was mainly due to fair value adjustment of hedging instruments – primarily related to interest rate swaps.

Total comprehensive income for the nine months ended 30 September 2020 was an income of USD 114.0m (2019, same period: USD 3.2m). The development in total comprehensive income was primarily driven by an increase in the net profit for the period partly offset by a negative fair value adjustment on hedging instruments.

ASSETS
As of 30 September 2020, total assets amounted to USD 2,047.3m.

The carrying value of the fleet including prepayments was USD 1,743.7m as of 30 September 2020. The outstanding installments on the LR2 vessels under construction represented USD 85.9m as of 30 September 2020. Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,620,9 m as of 30 September 2020.

DEBT
As of 30 September 2020, net interest-bearing debt amounted to USD 713.1m. As of 30 September 2020, TORM was in compliance with the financial covenants.

EQUITY
As of 30 September 2020, TORM’s equity was USD 1,051.6m. TORM held treasury shares equivalent to 0.7% of the Company's share capital.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	10

FINANCIAL REVIEW

LIQUIDITY
As of 30 September 2020, TORM’s available liquidity was USD 288.7m consisting of available cash and cash equivalents of USD 156.5m, undrawn credit facilities of USD 45.0m, USD 76.0m of sale and leaseback financing and USD 11.2m of scrubber and ballast water treatment system financing. The undrawn credit facilities consisted of a USD 45.0m Working Capital Facility. Cash and cash equivalents include USD 28.8m in restricted cash, primarily related to security placed as collateral for financial instruments.

As of 30 September 2020, TORM had CAPEX commitments of USD 85.9m related to two LR2 vessels under construction, including scrubbers related to these vessels. In addition, TORM has CAPEX commitments of USD 8.5m for scrubber retrofit installations.

CASH FLOW
Cash flow from operating activities for the nine months ended 30 September 2020 amounted to USD 215.6 m (2019, same period: USD 125.9m). The increase was primarily due to an increase in cash flows from earnings, partly offset by an increase in working capital.

Cash flow from investing activities for the nine months ended 30 September 2020 was USD -70m (2019, same period: USD –225.2m). The change was mainly driven by a decrease in cash flows from investments in vessels and an increase in cash flows from sale of assets.

Cash flow from financing activities for the nine months ended 30 September 2020 was USD -74.8m (2019, same period: USD 81.5). The change was mainly driven by a decrease in cash flows from proceeds regarding finance leases, repayment of debt in connection with the sale of vessels, partly offset by cash flows from the refinancing performed in the first quarter of 2020.

Net cash flow from operating, investing and financing activities for the nine months ended 30 September 2020 was USD 70.8m (2019, same period: USD -17.8m). The increase was mainly driven by the increase in cash in-flow from operating and investing activities activities, partly offset by an increase in cash-outflow from financing activities.

RELATED PARTY TRANSACTIONS
During the nine months ended 30 September 2020, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 11.1m in total. The joint venture will continue to assist TORM in installing scrubbers.

RISKS AND UNCERTAINTIES
There are a number of key risks and uncertainties which could have a material impact on the Group’s performance over the remaining three months of 2020. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2019 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events. The outbreak of the COVID-19 and the oil demand, supply and price development underpin the risk

•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2019.

DIVIDENDS
In line with the Company’s Distribution Policy, no dividends have been recommended by the Board of Directors for the nine months ended 30 September 2020.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	11

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the International Accounting Standards Board (”IASB”)

•
The interim management report includes a fair review of the information required by DTR 4.2.7R (indication of events during the first nine months and description of principal risks and uncertainties for the remaining three months of the year)

•	The interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein)

By order of the Board of Directors

Jacob Meldgaard
Executive Director
11 November 2020

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	12

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q3 2020	Q3 2019	Q1-Q3 2020	Q1-Q3 2019	FY 2019
Revenue		163.7	146.7	642.2	499.4	692.6
Port expenses, bunkers and commissions		-53.8	-62.3	-199.7	-200.1	-267.7
Operating expenses	1	-47.1	-41.7	-133.4	-127.7	-173.0
Profit from sale of vessels		0.8	0.2	1.0	0.5	1.1
Administrative expenses	1, 2	-11.7	-10.2	-37.7	-35.0	-47.7
Other operating income and expenses		-8.4	-0.4	-8.3	-2.8	-2.9
Share of profit/(loss) from joint ventures		-0.1	-0.3	-0.2	-0.3	-0.4
Impairment losses and reversal of impairment on tangible assets	2, 4	-1.5	-2.0	-4.8	-4.7	114.0
Depreciation	2	-29.5	-27.9	-91.5	-80.9	-110.1

Operating profit/(loss) (EBIT)		12.4	2.1	167.6	48.4	205.9

Financial income		0.1	0.2	0.5	2.3	2.8
Financial expenses		-11.5	-10.8	-38.9	-30.6	-41.9

Profit/(loss) before tax		1.0	-8.5	129.2	20.1	166.8

Tax		-0.4	-0.5	-1.1	-0.7	-0.8

Net profit/(loss) for the period		0.6	-9.0	128.1	19.4	166.0

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		0.01	-0.12	1.72	0.26	2.24
Diluted earnings/(loss) per share (USD)		0.01	-0.12	1.72	0.26	2.24

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	13

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q3 2020	Q3 2019	Q1-Q3 2020	Q1-Q3 2019	FY 2019

Net profit/(loss) for the year	0.6	-9.0	128.1	19.4	166.0

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	0.1	-0.1	-	0.4	0.4
Fair value adjustment on hedging instruments	1.3	-3.6	-18.6	-15.3	-13.3
Fair value adjustment on hedging instruments transferred to income statement	1.8	-0.4	4.5	-1.2	1.3

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-	-0.1	-	-0.1	-0.1
Other comprehensive income/(loss) after tax ¹⁾	3.2	-4.2	-14.1	-16.2	-11.6

Total comprehensive income/(loss) for the year	3.8	-13.2	114.0	3.2	154.4

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	14

CONDENSED CONSOLIDATED BALANCE SHEET

		30 September	30 September	31 December
USDm	Note	2020	2019	2019
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		7.4	8.1	8.1
Vessels and capitalized dry-docking	2	1,733.6	1,546.5	1,674.8
Prepayments on vessels	3	10.1	39.9	95.0
Other plant and operating equipment		6.1	4.0	4.3
Total tangible fixed assets		1,757.2	1,598.5	1,782.2

Financial assets
Investments in joint ventures		1.5	0.7	1.2
Loan receivables		4.6	4.7	4.6
Total financial assets		6.1	5.4	5.8

Total non-current assets		1,763.3	1,603.9	1,788.0

CURRENT ASSETS
Bunkers		23.1	29.3	34.8
Freight receivables		78.5	71.4	89.8
Other receivables		13.1	4.9	6.2
Prepayments		3.8	3.7	3.5
Cash and cash equivalents		156.5	120.8	72.5
Current assets, excluding assets held for sale		275.0	230.1	206.8

Assets held for sale	4	9.0	-	9.1

Total current assets		284.0	230.1	215.9

TOTAL ASSETS		2,047.3	1,834.0	2,003.9

		30 September	30 September	31 December
USDm	Note	2020	2019	2019
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.7	0.7
Share premium		101.9	97.1	101.3
Treasury shares		-4.2	-2.9	-2.9
Hedging reserves		-25.9	-16.2	-11.8
Translation reserves		0.3	0.3	0.3
Retained profit		978.8	772.8	920.0
Total equity		1,051.6	851.8	1,007.6

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		44.9	44.9	44.9
Borrowings	5	752.8	755.1	756.4
Total non-current liabilities		797.7	800.0	801.3

CURRENT LIABILITIES
Borrowings		109.9	96.6	99.1
Trade payables		17.0	32.0	47.1
Current tax liabilities		1.7	1.5	1.5
Other liabilities and provisions	6	69.4	52.1	47.3
Total current liabilities		198.0	182.2	195.0

Total liabilities		995.7	982.2	996.3

TOTAL EQUITY AND LIABILITIES		2,047.3	1,834.0	2,003.9

Contingent liabilities	7
Contractual obligations and rights	8
Post balance sheet date events	9
Related party transactions	10
Accounting policies	11

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	15

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY- 3O SEPTEMBER

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2020	0.7	101.3	-2.9	-11.8	0.3	920.0	1,007.6

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	128.1	128.1
Other comprehensive income/(loss) for the period	-	-	-	-14.1	-0.0	-	-14.1
Total comprehensive income/(loss) for the period	-	-	-	-14.1	-0.0	128.1	114.0

Capital increase	0.0	0.6	-	-	-	-	0.6
Share-based compensation	-	-	-	-	-	1.3	1.3
Dividend	-	-	-	-	-	-70.6	-70.6
Acquisition treasury shares, cost	-	-	-1.3	-	-	-	-1.3
Total changes in equity for the period	0.0	0.6	-1.3	-14.1	-0.0	58.8	44.0

Equity as of 30 September 2020	0.7	101.9	-4.2	-25.9	0.3	978.8	1,051.6

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2019	0.7	97.1	-2.9	0.3	-0.1	752.1	847.2

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	19.4	19.4
Other comprehensive income/(loss) for the period	-	-	-	-16.5	0.4	-0.1	-16.2
Total comprehensive income/(loss) for the period	-	-	-	-16.5	0.4	19.3	3.2

Share-based compensation	-		-	-	-	1.4	1.4
Total changes in equity for the period	-	-	-	-16.5	0.4	20.7	4.6

Equity as of 30 September 2019	0.7	97.1	-2.9	-16.2	0.3	772.8	851.8

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	16

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1-Q3 2020	Q1-Q3 2019	FY 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	128.1	19.4	166.0

Reversals:
Profit from sale of vessels	-1.0	-0.5	-1.2
Depreciation	91.5	80.9	110.1
Impairment losses and reversal of impairment losses on tangible assets	4.8	4.7	-114.0
Share of profit/(loss) from joint ventures	0.2	0.3	0.4
Financial income	-0.5	-2.3	-2.8
Financial expenses	38.9	30.6	41.9
Tax expenses	1.1	0.7	0.8
Other non-cash movements	0.7	0.7	0.9

Dividends received from joint ventures	0.3	-	-
Interest received and realized exchange gains	0.4	2.1	2.6
Interest paid and realized exchange losses	-42.3	-31.6	-45.3
Income taxes paid	-0.2	-	-0.2
Change in bunkers, receivables and payables, etc.	-6.4	20.9	11.9

Net cash flow from operating activities	215.6	125.9	171.1

USDm	Q1-Q3 2020	Q1-Q3 2019	FY 2019
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-135.3	-263.1	-384.3
Loans paid out	-	-4.7	-
Investments in joint venture's	-	-0.3	-0.3
Sale of tangible fixed assets	65.3	42.9	61.8

Net cash flow from investing activities	-70.0	-225.2	-322.8

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	584.0	223.7	261.9
Repayment, borrowings	-574.3	-131.0	-169.2
Dividend paid	-70.6	-	-
Capital increase	0.6	-	4.2
Acquisition of treasury shares	-1.3	-	-
Change in restricted cash	-13.2	-11.2	-12.4

Net cash flow from financing activities	-74.8	81.5	84.5

Net cash flow from operating, investing and financing activities	70.8	-17.8	-67.2

Cash and cash equivalents, beginning balance	56.9	124.1	124.1
Cash and cash equivalents, ending balance	127.7	106.3	56.9
Restricted cash equivalents	28.8	14.5	15.6
Cash and cash equivalents including restricted cash, ending balance	156.5	120.8	72.5

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	17

NOTES

NOTE 1 – STAFF COSTS

USDm	Q3 2020	Q3 2019	Q1-Q3 2020	Q1-Q3 2019	FY 2019

Included in operating expenses	2.1	2.0	6.3	6.0	8.1
Included in administrative expenses	9.5	8.3	30.6	27.7	37.7
Total staff costs	11.6	10.3	36.9	33.7	45.8

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 63.6m (30 September 2019: USD 56.6m, 31 December 2019: USD 60.7m).

The depreciation expense for the nine months ended 30 September 2020 related to "Other plant and operating equipment" of USD 0.6m (30 September 2019: USD 0.8m, 31 December 2019: USD 1.1m) and “Land and buildings” of USD 1.8m (30 September 2019: USD 1.8m, 31 December 2019: USD 2.3m) is related to the “Administrative expenses”.

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report 2019 (please refer to Note 8 in the Annual Report 2019). Based on this, TORM has assessed that no impairment indicators are noted, as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 30 September 2020.

NOTE 2 – continued

	30 September	30 September	31 December
USDm	2020	2019	2019

Cost:
Balance as of beginning of period	2,064.2	1,886.3	1,886.3
Additions	68.4	167.3	81.3
Disposals	-14.5	-14.7	-25.6
Transferred from prepayments	148.1	101.3	252.3
Transferred to assets held for sale	-108.3	-78.1	-130.1
Balance	2,157.9	2,062.1	2,064.2

Depreciation:
Balance as of beginning of period	360.6	327.6	327.6
Disposals	-14.5	-22.2	-25.6
Depreciation for the period	89.1	78.3	106.5
Transferred to assets held for sale	-36.4	-22.7	-47.9
Balance	398.8	361.0	360.6

Impairment:
Balance as of beginning of period	28.8	162.1	162.1
Impairment losses on tangible fixed assets	4.8	4.7	6.0
Reversal of impairment	-	-	-120.0
Transferred to assets held for sale	-8.1	-12.2	-19.3
Balance	25.5	154.6	28.8

Carrying amount	1,733.6	1,546.5	1,674.8

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	18

NOTE 3 – PREPAYMENTS ON VESSELS

	30 September	30 September	31 December
USDm	2020	2019	2019

Balance as of beginning of period	95.0	45.5	45.5
Additions	63.2	95.7	301.8
Transferred to vessels	-148.1	-101.3	-252.3
Carrying amount	10.1	39.9	95.0

NOTE 4 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE PERIOD

During the first nine months of 2020, TORM delivered one vessel that was sold during Q4 2019 to its new owner. The sale resulted in an impairment loss of USD 0.7m, which was recognized in 2019.

Furthermore, TORM sold another seven vessels during 2020, of which six were delivered to the new owners before 30 September 2020. The remaining vessel is classified as held-for-sale in the balance sheet. The sales resulted in an impairment loss of USD 4.8m that was recognized in the first nine months of 2020.

NOTE 5 – MORTGAGE DEBT AND BANK LOANS

	30 September	30 September	31 December
USDm	2020	2019	2019

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	90.2	82.6	94.9
Falling due between one and two years	127.0	259.3	296.8
Falling due between two and three years	91.7	147.8	90.3
Falling due between three and four years	83.5	28.9	16.5
Falling due between four and five years	70.8	38.0	54.5
Falling due after five years	251.7	113.9	126.5
Total	714.9	670.5	679.5

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 11.5m (30 September 2019: USD 4.9m, 31 December 2019: USD 8.0m), which are amortized over the term of the loans, or leasing liabilities of USD 158.8m (30 September 2019: USD 186.1m, 31 December 2019: USD 183.6m),

As of 30 September 2020, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2020.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	19

NOTE 6 – OTHER LIABILITIES AND PROVISIONS

Other liabilities and provisions includes a non-recurring provision of USD 8m related to cargo claims.

NOTE 7 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

The Group operates in a wide variety of jurisdictions, in some of which the company and individual tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group’s activities. Whilst the Group considers that it operates in accordance with applicable company and individual tax law, there are concrete potential tax exposures in respect of its operations, which are being investigated further. Based on current legal advice, these exposures are not considered to be material.

NOTE 8 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 September 2020, TORM has contractual obligations regarding investment commitments including newbuilding and second-hand commitments of USD 85.9m (30 September 2019: USD 137.5m, 31 December 2019: USD 51.2m).

NOTE 9 – POST BALANCE SHEET DATE EVENTS

On 21 October 2020, TORM Vita was delivered to the new owner.

On 29 October 2020, TORM refinanced its existing facility with Danish Ship Finance with a new facility of USD 150m in senior secured debt covering eight vessels. The refinancing will postpone the debt maturity related to these vessels until 2027, thereby providing the Company with additional financial flexibility and USD 12m in liquidity. TORM and Danish Ship Finance have committed to include a CO2 emission-linked pricing mechanism. The adjustment in pricing is linked to the reductions in CO2 emissions year on year, so that it aligns with the International Maritime Organization’s 40% industry reduction target in greenhouse gas emissions by 2030. The key performance indicator and the decarbonization target are consistent with the Poseidon Principles, the global framework by which a number of leading financial institutions assess the climate alignment of their ship finance portfolios. The agreement will be TORM's first loan agreement that includes a CO2 emission-linked price adjustment mechanism.

After the quarter ended, TORM has agreed to buy two 2010-built deepwell MR vessels for a total consideration of USD 32.6m with expected delivery between November 2020 and February 2021. The vessels are built at the Korean yard Hyundai Mipo. TORM is in advanced discussions for financing of the vessels.

NOTE 10 – RELATED PARTY TRANSACTIONS

During the nine months ended 30 September 2020, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 11.1m in total. The joint venture will continue to assist TORM in installing scrubbers.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	20

NOTE 11 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2019 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-30 September 2020 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and as issued by the IASB. The interim report has been prepared using the accounting policies of TORM plc that are consistent with the accounting policies of the Annual Report 2019 and additional IFRS standards endorsed by the EU and as issued by the IASB effective for accounting periods beginning after 1 January 2020. New standards have not had any material effect on the interim report. The accounting policies are described in more detail in the Annual Report 2019. The interim report for the period 1 January-30 September 2020 is not audited or reviewed, in line with normal practice.

For critical estimates and judgements, please refer to the Annual report 2019, page 116.

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 30 September 2020, TORM’s available liquidity including undrawn facilities was USD 288.7m, including a cash position of USD 156.5m. TORM’s net interest-bearing debt was USD 713m, and the net debt loan-to-value ratio was 49%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page 11. Currently, extra attention is given to the implications of COVID-19 on TORM’s operations and the associated effects on the product tanker market. The expected effects have been addressed in the sensitivity analysis.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	21

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Revenue	163.7	232.2	246.3	193.2	146.7
Port expenses, bunkers and commissions	-53.8	-57.8	-88.1	-67.6	-62.3
Operating expenses	-47.1	-43.2	-43.1	-45.3	-41.7
Profit from sale of vessels	0.8	0.2	-	0.6	0.2
Administrative expenses	-11.7	-12.2	-13.8	-12.8	-10.2
Other operating income and expenses	-8.4	-0.1	0.2	-0.1	-0.4
Share of profit/(loss) from joint ventures	-0.1	-0.1	-	-0.1	-0.3
Impairment losses and reversal of impairment on tangible assets	-1.5	-3.3	-	118.7	-2.0
Depreciation	-29.5	-30.6	-31.4	-29.2	-27.9

Operating profit/(loss) (EBIT)	12.4	85.1	70.1	157.4	2.1

Financial income	0.1	0.3	0.9	0.4	0.2
Financial expenses	-11.5	-14.0	-14.2	-11.2	-10.8

Profit/(loss) before tax	1.0	71.4	56.8	146.6	-8.5

Tax	-0.4	-0.3	-0.4	-	-0.5

Net profit/(loss) for the period	0.6	71.1	56.4	146.6	-9.0

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	0.01	0.96	0.76	1.98	-0.12
Diluted earnings/(loss) per share (USD)	0.01	0.96	0.75	1.98	-0.12

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	22

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	0.6	71.1	56.4	146.6	-9.0

Reversals:
Profit from sale of vessels	-0.8	-0.2	-	-0.7	-0.2
Depreciation	29.5	30.6	31.4	29.2	27.9
Impairment losses and reversal of impairment losses on tangible assets	1.5	3.3	-	-118.7	2.0
Share of profit/(loss) from joint ventures	0.1	0.1	-	0.1	0.3
Financial income	-0.1	-0.3	-0.9	-0.5	-0.1
Financial expenses	11.5	14.0	14.2	11.3	10.7
Tax expenses	0.4	0.3	0.4	0.1	0.4
Other non-cash movements	-0.3	0.4	0.6	0.2	0.2

Dividends received from joint ventures	-	-	0.3	-	-
Interest received and realized exchange gains	0.1	0.3	0.1	0.5	0.4
Interest paid and realized exchange losses	-11.4	-12.2	-18.7	-13.7	-12.2
Income taxes paid	-	-	-0.2	-0.2	0.1
Change in bunkers, receivables and payables, etc.	21.4	5.9	-33.8	-9.0	12.4

Net cash flow from operating activities	52.5	113.3	49.8	45.2	32.9

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	23

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-18.9	-47.8	-68.6	-121.2	-158.3
Sale of tangible fixed assets	46.3	9.8	9.2	18.9	16.1

Net cash flow from investing activities	27.4	-38.0	-59.4	-102.3	-142.2

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	35.0	22.7	526.3	42.9	197.0
Repayment, borrowings	-76.5	-39.1	-458.7	-38.2	-73.3
Dividend paid	-63.2	-7.4	-	-	-
Capital increase	-	0.5	0.1	4.2	-
Acquisition of treasury shares	-	-	-1.3	-	-
Change in restricted cash	-8.6	-0.8	-3.8	-1.2	-4.4

Net cash flow from financing activities	-113.3	-24.1	62.6	7.7	119.3

Net cash flow from operating, investing and financing activities	-33.4	51.2	53.0	-49.4	10.0

Cash and cash equivalents, beginning balance	161.1	109.9	56.9	106.3	96.3
Cash and cash equivalents, ending balance	127.7	161.1	109.9	56.9	106.3
Restricted cash equivalents	28.8	20.2	19.4	15.6	14.5
Cash and cash equivalents including restricted cash, ending balance	156.5	181.3	129.3	72.5	120.8

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	24

GLOSSARY
KEY FINANCIAL FIGURES

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	25

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report and therefore we refer to the principles for these on pages 160-165 in the TORM plc Annual Report 2019. See www.torm.com/investors.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q3 2020	Q3 2019	Q1-Q3 2020	Q1-Q3 2019	FY 2019
Reconciliation to revenue
Revenue	163.7	146.7	642.2	499.4	692.6
Port expenses, bunkers and commissions	-53.8	-62.3	-199.7	-200.1	-267.7
TCE earnings	109.9	84.4	442.5	299.3	424.9

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q3 2020	Q3 2019	Q1-Q3 2020	Q1-Q3 2019	FY 2019
Reconciliation to revenue
Revenue	163.7	146.7	642.2	499.4	692.6
Port expenses, bunkers and commissions	-53.8	-62.3	-199.7	-200.1	-267.7
Operating expenses	-47.1	-41.7	-133.4	-127.7	-173.0
Gross profit	62.8	42.7	309.1	171.6	251.9

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities and amortized bank fees less cash, cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 September	30 September	31 December
USDm	2020	2019	2019
Borrowings	862.7	851.7	855.4
Amortized bank fees	11.5	6.3	8.0
Loan receivables	-4.6	-4.7	-4.6
Cash and cash equivalents	-156.5	-120.8	-72.5
Net interest-bearing debt	713.1	732.5	786.3

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	26

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q3 2020	Q3 2019	Q1-Q3 2020	Q1-Q3 2019	FY 2019
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	0.6	-9.0	128.1	19.4	166.0
Tax	0.4	0.5	1.1	0.7	0.8
Financial expenses	11.5	10.8	38.9	30.6	41.9
Financial income	-0.1	-0.2	-0.5	-2.3	-2.8
Depreciation	29.5	27.9	91.5	80.9	110.1
Impairment losses and reversal of impairment on tangible assets	1.5	2.0	4.8	4.7	-114.0
EBITDA	43.4	32.0	263.9	134.0	202.0

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	27

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q3 2020	Q3 2019	Q1-Q3 2020	Q1-Q3 2019	FY 2019
Operating profit/(loss) (EBIT)	12.4	2.1	167.6	48.4	205.9
Tax	-0.4	-0.5	-1.1	-0.7	-0.8
EBIT less Tax	12.0	1.6	166.5	47.7	205.1

EBIT less Tax - Full year equivalent	48.0	6.4	222.0	63.6	205.1

Invested capital, opening balance	1,829.1	1,482.2	1,786.0	1,469.4	1,469.4
Invested capital, ending balance	1,753.2	1,578.0	1,753.2	1,578.0	1,786.0
Average invested capital	1,791.2	1,530.1	1,769.6	1,523.7	1,627.7

Return on Invested Capital (RoIC)	2.7%	0.4%	12.5%	4.2%	12.6%

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 September	30 September	31 December
USDm	2020	2019	2019

Vessel values including newbuildings (broker values)	1,620.9	1,720.4	1,801.5
Total (value)	1,620.9	1,720.4	1,801.5

Outstanding debt regarding vessels ¹⁾	867.0	849.6	854.7
Committed CAPEX on newbuildings	85.9	137.5	51.2
Loan receivable	-4.6	-4.7	-4.6
Cash and cash equivalents	-156.5	-120.8	-72.5
Total (loan)	791.8	861.6	828.8

Loan-to-value (LTV) ratio	48.8%	50.1%	46.0%

¹⁾ Outstanding debt regarding vessels includes long-term and short-term borrowings, excluding lease liabilities related to right-of-use assets as well as capitalized loan costs.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	28

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued
Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held for sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 September	30 September	31 December
USDm	2020	2019	2019
Tangible and intangible fixed assets	1,757.2	1,598.5	1,782.2
Investments in joint ventures	1.5	0.7	1.2
Bunkers	23.1	29.3	34.8
Accounts receivables ¹⁾	95.4	80.0	99.5
Assets held for sale	9.0	-	9.1
Deferred tax liability	-44.9	-44.9	-44.9
Trade payables ²⁾	-86.4	-84.1	-94.4
Current tax liabilities	-1.7	-1.5	-1.5
Invested capital	1,753.2	1,578.0	1,786.0

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 September	30 September	31 December
USDm	2020	2019	2019
Total vessel values including newbuildings (broker values)	1,620.9	1,720.4	1,801.5
Committed CAPEX on newbuildings	-85.9	-137.5	-51.2
Cash position	156.5	120.8	72.5
Loan receivables	4.6	4.7	4.6
Bunkers	23.1	29.3	34.8
Freight receivables	78.5	71.4	89.8
Other receivables	13.1	4.9	6.2
Other plant and operating equipment	6.1	4.0	4.3
Land and buildings	7.4	8.1	8.1
Investments in joint ventures	1.5	0.7	1.2
Prepayments	3.8	3.7	3.5
Outstanding debt ¹⁾	-874.2	-858.0	-863.4
Trade payables	-17.0	-32.0	-47.1
Other liabilities	-69.4	-52.1	-47.3
Current tax liabilities	-1.7	-1.5	-1.5
Total Net Asset Value (NAV)	867.3	886.9	1,016.0
Total number of shares, end of period excluding treasury shares (million)	74.3	73.9	74.4

Total Net Asset Value per share (NAV/share)	11.7	12.0	13.6

¹⁾ Outstanding debt includes long-term and short-term borrowings, excluding capitalized loan costs.

TORM INTERIM RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2020	29